SembCorp Industries

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

7 November 2005

05012755

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
<u>Rule 12g3-2(b) file No. 825109</u>

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin
Group Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr

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Third Quarter * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Linda Hoon Siew Kin
Designation *	Group Company Secretary
Date & Time of Broadcast	07-Nov-2005 17:07:14
Announcement No.	00019

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	30-09-2005

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SembCorp Industries

SEMBCORP INDUSTRIES LTD & ITS SUBSIDIARIES
Registration Number: 199802418D

THIRD QUARTER 2005 FINANCIAL STATEMENT & DIVIDEND ANNOUNCEMENT

TABLE OF CONTENTS

SEMBCORP INDUSTRIES LTD & ITS SUBSIDIARIES

UNAUDITED RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2005

The Board of Directors of SembCorp Industries Ltd wishes to announce the unaudited results of the Group for the third quarter ended September 30, 2005.

1. GROUP PROFIT AND LOSS STATEMENT

	3Q05 $'000	3Q04 $'000 (Restated)	+ / (-) %	9M05 $'000	9M04 $'000 (Restated)	+ / (-) %
Turnover	**1,776,446**	**1,519,478**	**16.9**	**5,316,858**	**4,399,889**	**20.8**
Cost of sales	(1,616,256)	(1,390,458)	16.2	(4,826,046)	(3,977,672)	21.3
Gross profit	160,190	129,020	24.2	490,812	422,217	16.2
General & administrative expenses	(66,988)	(57,225)	17.1	(215,067)	(208,830)	3.0
Non-operating income (net)	16,431	8,702	88.8	53,801	38,839	38.5
Finance costs	(15,611)	(19,027)	(18.0)	(48,225)	(54,854)	(12.1)
Share of results of:						
- Associates *	11,355	27,101	(58.1)	37,753	70,751	(46.6)
- Joint ventures	7,309	5,858	24.8	22,963	16,102	42.6
Profit before taxation and exceptional items	**112,686**	**94,429**	**19.3**	**342,037**	**284,225**	**20.3**
Exceptional items (See note 1b)	(346)	-	NM	24,188	-	NM
Profit before taxation	**112,340**	**94,429**	**19.0**	**366,225**	**284,225**	**28.9**
Taxation	(19,635)	(14,529)	35.1	(71,705)	(47,744)	50.2
Profit for the period	**92,705**	**79,900**	**16.0**	**294,520**	**236,481**	**24.5**
Attributable to:						
Shareholders of the Company						
Net profit before exceptional items	66,458	51,840	28.2	198,166	156,937	26.3
Exceptional items	(346)	-	NM	14,642	-	NM
	66,112	**51,840**	**27.5**	**212,808**	**156,937**	**35.6**
Minority interests	26,593	28,060	(5.2)	81,712	79,544	2.7
	92,705	**79,900**	**16.0**	**294,520**	**236,481**	**24.5**
Earnings per ordinary shares (cents)						
Before exceptional items						
-basic	3.82	2.84	34.5	11.15	8.61	29.5
-diluted	3.78	2.84	33.1	11.03	8.60	28.3
After exceptional items						
-basic	3.80	2.84	33.8	11.97	8.61	39.0
-diluted	3.76	2.84	32.4	11.85	8.60	37.8
Annualised Return on equity (%)	N.A	N.A	N.A	14.0%	11.6%	20.7
Economic value added ($'000)	52,721	18,614	183.2	176,077	46,586	278.0

NM - Not Meaningful

* Prior period numbers include results from KNI which was disposed in October 2004.

Restated for the change in accounting policies in 2005. Certain comparative figures have also been adjusted to conform to the current period's presentation.

Notes to Group Profit and Loss Statement:

1a. Profit before taxation is arrived at after (charging)/crediting the following significant items:

	3Q05 $'000	3Q04 $'000 (Restated)	9M05 $'000	9M04 $'000 (Restated)
Depreciation and amortisation	(44,701)	(46,658)	(135,115)	(135,112)
Allowance (made) / written back for doubtful debts & bad debts	(4,957)	1,906	(8,602)	1,922
Allowance (made) / written back for impairment in value of assets	(1,757)	3,903	(5,371)	4,856
Share based payment expenses	(2,592)	(1,365)	(7,682)	(5,329)
Interest income	7,731	6,596	23,222	16,985
Other income	11,514	7,792	23,410	17,449
Profit on sale of property, plant & equipment	2,170	317	6,177	8,051
(Loss) / gain on disposal of investments	(164)	(1,641)	2,000	242
Foreign exchange gain / (loss)	(3,340)	(1,696)	32	(307)

1b. Exceptional items comprise of:

	3Q05	3Q04	9M05	9M04
Gain on disposal of associates	-	-	46,208	-
Unrealised foreign exchange loss relating to an amount accumulated in connection with the Solitaire arbitration	(346)	-	(22,020)	-
	(346)	-	24,188	-
Less: Tax and Minority Interests	-	-	(9,546)	-
Net exceptional items	(346)	-	14,642	-

1c. Taxation

The Group's tax charge for 3Q05 included under provision of tax in respect of prior years of $5,036,000 and Group Tax Relief of $18,063,000. There was no significant adjustment for under or over provision of tax in 3Q04.

The Group's tax charge for 9M05 included Group Tax Relief of $20,773,000 (9M04: $6,856,000); write-back of provision for deferred tax of Nil (9M04: $4,259,000 mainly due to reduction in Singapore corporate tax rate from 22% to 20%); and under provision of tax in respect of prior years of $2,611,000 (9M04: $2,184,000).

1d. Earnings per ordinary share

Earnings per ordinary share of the Group based on net profit attributable to the shareholders of the Company:	3Q05	3Q04 (Restated)	+ / (-) %	9M05	9M04 (Restated)	+ / (-) %
(i) Based on the weighted average number of shares (in cents)						
(a) Before exceptional items	3.82	2.84	34.5	11.15	8.61	29.5
(b) After exceptional items	3.80	2.84	33.8	11.97	8.61	39.0
- Weighted average number of shares (in million)	1,740.0	1,823.2	(4.6)	1,778.0	1,822.6	(2.4)
(ii) On a fully diluted basis (in cents)						
(a) Before exceptional items	3.78	2.84	33.1	11.03	8.60	28.3
(b) After exceptional items	3.76	2.84	32.4	11.85	8.60	37.8
- Adjusted weighted average number of shares (in million)	1,759.0	1,825.5	(3.6)	1,796.3	1,825.6	(1.6)

2. BALANCE SHEETS

	GROUP		COMPANY	
	As at 30/09/2005 $000	As at 31/12/2004 $000 (Restated)	As at 30/09/2005 $000	As at 31/12/2004 $000 (Restated)
Share Capital	435,481	456,623	435,481	456,623
Reserves	1,522,703	1,501,722	981,719	1,042,143
	1,958,184	1,958,345	1,417,200	1,498,766
Minority interests	826,349	843,232	-	-
Total equity	2,784,533	2,801,577	1,417,200	1,498,766
Non-current assets				
Property, plant & equipment	2,522,250	2,491,845	1,056	819
Investments in subsidiaries	-	-	2,396,587	2,791,110
Interests in associates	309,653	289,646	-	-
Interests in joint ventures	404,971	387,997	-	-
Other financial assets	170,173	179,978	-	-
Long term receivables and prepayments	156,295	194,019	-	-
Intangible assets	152,718	145,132	90	90
Deferred tax assets	19,179	19,092	-	-
	3,735,239	3,707,709	2,397,733	2,792,019
Current assets				
Inventories and work-in-progress	877,018	734,425	-	-
Trade and other receivables	1,626,196	1,422,927	86,901	571,927
Non-current assets held for sale	53,192	53,192	-	-
Bank balances, fixed deposits and cash	1,456,054	2,099,962	237,425	23,264
	4,012,460	4,310,506	324,326	595,191
Current liabilities				
Trade and other payables	2,079,028	2,097,071	901,044	1,484,952
Excess of progress billings over work-in-progress	471,450	247,347	-	-
Provisions	642,773	661,826	-	-
Employee benefits	7,382	6,284	2,270	2,544
Current tax payable	100,262	89,516	-	-
Interest-bearing borrowings	411,435	968,444	250,000	250,000
	3,712,330	4,070,488	1,153,314	1,737,496
Net current assets/(liabilities)	300,130	240,018	(828,988)	(1,142,305)
Non-current liabilities				
Deferred tax liabilities	186,000	150,648	195	195
Provisions	6,756	18,607	-	-
Employee benefits	50,733	52,598	1,350	753
Interest-bearing borrowings	931,243	820,927	150,000	150,000
Other long-term liabilities	76,104	103,370	-	-
	1,250,836	1,146,150	151,545	150,948
	2,784,533	2,801,577	1,417,200	1,498,766

Restated for the change in accounting policies in 2005.

Notes to Group Balance Sheets:

2a. Group's borrowings and debt securities

		As at 30/9/2005 $'000	As at 31/12/2004 $'000
(i)	Amount repayable in one year or less, or on demand		
	Secured	46,971	155,977
	Unsecured	406,832	876,780
		453,803	1,032,757
(ii)	Amount repayable after one year		
	Secured	415,032	459,466
	Unsecured	529,056	413,035
		944,088	872,501
	Total	1,397,891	1,905,258

(iii) Details of any collaterals
The Group's borrowings are secured by various assets: mainly property, plant and equipment, with carrying values amounting to $1,027 million (31/12/2004: $857 million).

2b. Net asset value

	Group		Company	
	30/9/2005	31/12/2004	30/9/2005	31/12/2004
Net asset value per ordinary share based on issued share capital at the end of the financial period / year (in $)	1.12	1.07	0.81	0.82
Net tangible asset value per ordinary share based on issued share capital at the end of the financial period / year (in $)	1.03	0.99	0.81	0.82

2c. Group total assets decreased from $8.0 billion as at December 31, 2004 to $7.7 billion as at September 30, 2005. The decrease in bank balances, fixed deposits, and cash was due to payments made by the Company and its subsidiary, SembCorp Logistics, for the special interim dividends as well as the capital reduction exercises and also payment of final dividend in respect of financial year 2004.

Associates and Joint Ventures were higher because of increased investments in Cosco Shipyard and Footwork Express and the Group's share of profits made by the associates and joint ventures during the period, offset by dividend received from associates and joint ventures.

Inventories and work-in-progress, Excess of progress billings over work-in-progress and Trade and other receivables increased as more projects were undertaken by Marine and other business units.

With strong dividend income and operating cashflows, the Group reduced its current interest bearing borrowings.

3. GROUP CONSOLIDATED CASH FLOW STATEMENT

	3Q05 $'000	3Q04 $'000 Restated	9M05 $'000	9M04 $'000 Restated
Cash flows from Operating Activities				
Profit before tax and minority interests	112,340	94,429	366,225	284,225
Adjustment for :				
Dividend and interest income	(8,116)	(6,644)	(24,917)	(17,818)
Finance costs	15,611	19,027	48,225	54,854
Depreciation and amortisation	44,701	46,658	135,115	135,112
Share of results of associated companies *and joint ventures*	(18,664)	(32,959)	(60,716)	(86,853)
Profit on sale of property, plant and equipment	(2,170)	(317)	(6,177)	(8,051)
Loss / (Gain) on disposal of investments	164	1,641	(48,208)	(242)
Allowance made / (write-back) for doubtful debts (net)	4,957	(1,906)	8,602	(1,922)
Changes in fair value of financial instruments and hedge items	2,159	-	7,702	-
Share based payment expenses	2,592	1,365	7,682	5,329
Allowance made / (written-back) for impairment loss (net)	1,757	(3,903)	5,371	(4,856)
Operating profit before working capital changes	155,331	117,391	438,904	359,778
Changes in working capital:				
Inventories and work-in-progress	(93,250)	(197,062)	(126,421)	(430,892)
Receivables	(130,596)	18,125	(172,925)	(150,955)
Payables	270,861	66,504	545,628	370,280
	202,346	4,958	685,186	148,211
Income tax paid	(18,443)	(14,870)	(39,909)	(33,669)
Net cash inflow / (outflow) from operating activities	183,903	(9,912)	645,277	114,542
Cash flows from Investing Activities				
Dividend and interest received	10,695	19,879	36,150	68,268
Proceeds from disposal of associates and joint ventures	6,339	1,721	98,076	4,331
Proceeds from disposals of investments	263	59,960	87,848	63,123
Proceeds from disposal of property, plant and equipment	8,196	2,193	27,236	46,957
Acquisition / additional interest in subsidiaries, net of cash acquired	(1,516)	(744)	(1,516)	(2,772)
Payment for the acquisition of a subsidiary	-	-	(6,616)	-
Acquisition / additional investments in associates and joint ventures	-	-	(47,456)	(36,773)
Acquisition of other long term investments	-	(253)	-	(95,057)
Purchase of property, plant and equipment	(110,636)	(68,481)	(223,039)	(141,512)
Long term receivables & prepayments	19,538	42,083	(1,520)	96,997
Payment for intangible assets	(2,522)	(191)	(3,207)	(1,077)
Net cash (outflow) / inflow from investing activities	(69,643)	56,167	(34,044)	2,485
Cash flows from Financing Activities				
Proceeds from share issue	15,508	244	39,612	1,617
Proceeds from share issue to minority shareholders of subsidiaries	6,284	2,192	27,772	13,860
Net increase / (decrease) in bank borrowings	1,160	(1,110)	(445,367)	96,916
Net decrease in other long term liabilities	8,843	347	2,533	(11,237)
Capital reduction paid to shareholder of the Company	-	-	(214,797)	-
Capital reduction paid to minority shareholders of subsidiary	-	-	(98,882)	-
Dividend paid to shareholders of the Company	-	-	(164,701)	(72,903)
Dividends paid to minority shareholders of subsidiaries	(11,859)	(15,732)	(351,561)	(46,997)
Interest paid	(12,685)	(15,830)	(48,266)	(51,245)
Net cash inflow / (outflow) from financing activities	7,251	(29,889)	(1,253,657)	(69,989)
Net increase / (decrease) in cash and cash equivalents	121,511	16,366	(642,424)	47,038
Cash and cash equivalents at beginning of period / year	1,333,794	655,826	2,099,962	623,188
Effects of exchange rate changes on cash and equivalents	291	(2,207)	(1,942)	(241)
Cash and cash equivalents at end of period	1,455,596	669,985	1,455,596	669,985

Restated for the change in accounting policies in 2005. Certain comparative figures have also been adjusted to conform to the current period's presentation.

4. STATEMENTS OF CHANGES IN EQUITY

4a. Statements of Changes in Equity for the Group

	Attributable to shareholders of the Company								
	Share Capital	Share Premium	Merger Reserve	Other Reserves	Currency Translation Reserve	Accumulated Profits	Total	Minority Interests	Total Equity
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
1H05									
At 1/1/2005									
- As previously reported	456,623	296,628	29,201	37,521	30,196	1,108,176	1,958,345	843,232	2,801,577
- Retrospective adjustments arising from change in accounting policies	-	-	-	4,532	827	(5,359)	-	-	-
- As restated	456,623	296,628	29,201	42,053	31,023	1,102,817	1,958,345	843,232	2,801,577
- Prospective adjustments arising from change in accounting policies	-	-	-	10,614	-	(9,798)	816	11,580	12,396
	456,623	296,628	29,201	52,667	31,023	1,093,019	1,959,161	854,812	2,813,973
Issue of shares	4,094	20,010	-	-	-	-	24,104	-	24,104
Capital reduction	(27,538)	(22,030)	-	-	-	(165,229)	(214,797)	(98,882)	(313,679)
Share based payment	-	-	-	2,650	-	-	2,650	617	3,267
Realisation of reserve upon disposal of subsidiaries, associates and changes in group structure	-	-	-	255	(1,550)	(5,625)	(6,920)	20,509	13,589
Foreign currency translation difference	-	-	-	-	(5,459)	-	(5,459)	3,170	(2,289)
Net fair value changes on Available-for-Sale financial assets	-	-	-	21,703	-	-	21,703	11,608	33,311
Net fair value changes on cash flow hedges	-	-	-	(5,764)	-	-	(5,764)	(750)	(6,514)
Profit for the period	-	-	-	-	-	146,696	146,696	55,119	201,815
Dividend paid	-	-	-	-	-	(73,379)	(73,379)	(43,133)	(116,512)
At 30/6/2005	433,179	294,608	29,201	71,511	24,014	995,482	1,847,995	803,070	2,651,065
3Q05									
Issue of shares	2,302	13,206	-	-	-	-	15,508	-	15,508
Share based payment	-	-	-	2,175	-	-	2,175	671	2,846
Realisation of reserve upon disposal of subsidiaries, associates and changes in group structure	-	-	-	(3)	(146)	4	(145)	5,741	5,596
Foreign currency translation difference	-	-	-	-	1,659	-	1,659	583	2,242
Net fair value changes on Available-for-Sale financial assets	-	-	-	15,159	-	-	15,159	8,744	23,903
Impairment of Availabe-for-sale financial assets transferred to profit & loss account	-	-	-	1,760	-	-	1,760	-	1,760
Net fair value changes on cash flow hedges	-	-	-	7,961	-	-	7,961	(356)	7,605
Profit for the period	-	-	-	-	-	66,112	66,112	26,593	92,705
Dividend paid	-	-	-	-	-	-	-	(18,697)	(18,697)
At 30/09/2005	435,481	307,814	29,201	98,563	25,527	1,061,598	1,958,184	826,349	2,784,533
1H04									
At 1/1/2004									
- As previously reported	455,429	292,629	29,201	35,900	67,278	835,239	1,715,676	668,017	2,383,693
- Change in accounting policies	-	-	-	747	606	32,483	33,836	-	33,836
- As restated	455,429	292,629	29,201	36,647	67,884	867,722	1,749,512	668,017	2,417,529
Issue of shares	333	1,040	-	-	-	-	1,373	-	1,373
Share based payment	-	-	-	1,776	-	-	1,776	600	2,376
Realisation of reserve upon disposal of subsidiary, associates and changes in group structure	-	-	-	98	(5)	-	93	8,448	8,541
Foreign currency translation difference	-	-	-	-	2,945	-	2,945	161	3,106
Profit for the period	-	-	-	-	-	105,097	105,097	51,484	156,581
Dividend paid	-	-	-	-	-	(72,903)	(72,903)	(38,271)	(111,174)
At 30/6/2004	455,762	293,669	29,201	38,521	70,824	899,916	1,787,893	690,439	2,478,332
3Q04									
Issue of shares	56	188	-	-	-	-	244	-	244
Share based payment	-	-	-	972	-	-	972	256	1,228
Realisation of reserve upon disposal of subsidiary, associates and changes in group structure	-	-	-	61	(14)	43	90	2,738	2,828
Foreign currency translation difference	-	-	-	-	(1,667)	-	(1,667)	(592)	(2,259)
Profit for the period	-	-	-	-	-	51,840	51,840	28,060	79,900
Dividend paid	-	-	-	-	-	-	-	(7,812)	(7,812)
At 30/09/2004	455,818	293,857	29,201	39,554	69,143	951,799	1,839,372	713,089	2,552,461

4b. **Statements of Changes in Equity of the Company**

	Share Capital	Share Premium	Other Reserves	Accumu-lated Profits	Total
	$'000	$'000	$'000	$'000	$'000
1H05					
At 1/1/2005					
- As previously reported	456,623	296,628	-	745,515	1,498,766
- Restrospective adjustments arising from change in accounting policies	-	-	528	(528)	-
- As restated	456,623	296,628	528	744,987	1,498,766
Share based payment	-	-	597	-	597
Issue of shares	4,094	20,010	-	-	24,104
Capital reduction	(27,538)	(22,030)	-	(165,229)	(214,797)
Profit for the period	-	-	-	141,454	141,454
Dividend paid	-	-	-	(73,379)	(73,379)
At 30/6/2005	**433,179**	**294,608**	**1,125**	**647,833**	**1,376,745**
3Q05					
Share based payment	-	-	288	-	288
Issues of shares	2,302	13,206	-	-	15,508
Profit for the period	-	-	-	24,659	24,659
Dividend paid	-	-	-	-	-
At 30/09/2005	**435,481**	**307,814**	**1,413**	**672,492**	**1,417,200**
1H04					
At 1/1/2004					
- As previously reported	455,429	292,629	-	491,098	1,239,156
- Restrospective adjustments arising from change in accounting policies	-	-	82	(82)	-
- As restated	455,429	292,629	82	491,016	1,239,156
Share based payment	-	-	222	-	222
Issues of shares	333	1,040	-	-	1,373
Profit for the period	-	-	-	31,147	31,147
Dividend paid	-	-	-	(72,903)	(72,903)
At 30/6/2004	**455,762**	**293,669**	**304**	**449,260**	**1,198,995**
3Q04					
Share based payment	-	-	112	-	112
Issues of shares	56	188	-	-	244
Profit for the period	-	-	-	135,652	135,652
At 30/09/2004	455,818	293,857	416	584,912	1,335,003

4c. **Changes in the Company's share capital**

During 3Q05, the Company issued 9,208,351 ordinary shares of $0.25 each for cash upon the exercise of the options under the Company's Share Option Plan.

As at September 30, 2005, the Company's issued and paid up capital comprises 1,741,922,413 (September 30, 2004: 1,823,273,492) ordinary shares of $0.25 each and there were 48,573,085 (September 30, 2004: 66,834,221) unissued ordinary shares of $0.25 each under options granted to eligible employees and directors under the Company's Share Option Plan.

5. **AUDIT**

The figures have not been audited or reviewed. However, our auditors have performed certain procedures and enquiries, as agreed with the Audit Committee, on the figures. These procedures are substantially less in scope than an audit or a review in accordance with Singapore Standard on Review Engagements (SSRE) 2400.

6. **AUDITORS' REPORT**

Not applicable.

7. ACCOUNTING POLICIES

The Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current reporting period compared with the audited financial statements as at December 31, 2004 except as disclosed in paragraph 8.

8. CHANGES IN ACCOUNTING POLICIES

With effect from January 1, 2005, the Group adopted new Financial Reporting Standards (FRS) and revisions to various existing FRS which were issued by the Council on Corporate Disclosure and Governance.

The material impact of the changes in accounting policies are currently assessed as follows:

FRS 39 – Financial Instruments: Recognition and Measurement
Financial assets and liabilities, including derivative financial instruments are classified and measured in accordance with the requirements under FRS 39. This change in accounting policy has been accounted for prospectively in accordance with the transitional provisions. The adoption of FRS 39 has resulted in an increase of $10.6 million in Other Reserves and a decrease of $9.8 million in Accumulated Profits as at January 1, 2005.

FRS 102 - Share-based Payment
In compliance with FRS 102, share options to employees are measured at fair value at the date of grant and recognised as expense over the vesting period. Previously, share options to employees were not charged to the profit and loss account. This change in accounting policy has been accounted for retrospectively and resulted in the following:

a) There was no impact on the total equity of the Group and of the Company as at January 1, 2005 and January 1, 2004. However, Accumulated Profits of the Group and of the Company as at January 1, 2004 were decreased by $0.7 million and $0.1 million respectively; and likewise, the Other Reserves of the Group and of the Company were increased by the same amount,
b) Net profit of the Group and of the Company for FY04 decreased by $3.8 million and $0.5 million respectively, and
c) Net profit of the Group and of the Company for 3Q04 decreased by $1.0 million and $0.1 million respectively and for 9M04 decreased by $2.7 million and $0.4 million respectively. Accordingly, the basic and diluted EPS for 3Q04 and 9M04 were reduced by 0.06 cents and 0.15 cents respectively.

Other Revised FRSs
The Group adopted various revisions in FRSs, applicable from January 1, 2005. Except for the adoption of revised FRS 21: The Effect Of Changes In Foreign Exchange Rates, there are no other material financial impact on the Group.

Under revised FRS 21, exchange differences arising on a monetary item that forms part of a reporting entity's net investment in a foreign operation, where that monetary item is neither denominated in the functional currency of the parent nor subsidiary, are to be recognised in the profit and loss account, instead of the Currency Translation Reserve, as previously allowed. The adoption of revised FRS 21 resulted in the following:
a) Accumulated Profits as at January 1, 2004 for the Group decreased by $0.6 million; and Currency Translation Reserve increased by $0.6 million; and
b) Net profit for FY04 decreased by $0.2 million.

9. REVIEW OF GROUP PERFORMANCE

Group Overview

The Group's profit attributable to shareholders of the Company (PATMI) in the third quarter rose by 28% to $66.1 million on the back of an increase in turnover of 17% to $1.8 billion. PATMI (before EI & KNI) in 3Q05 was 61% higher as compared to the same period last year.

In the 9 months of 2005, PATMI went up by 36% to $212.8 million with turnover going up by 21% to $5.3 billion. PATMI (before EI & KNI) was 50% higher as compared to the same period last year. Earnings per share (EPS) went up by 39% to 11.97 cents

Economic Value Added generated in 9M05 was $176.1 million (9M04: $46.6 million). This was achieved on the back of strong operating performances by some business units as well as gains on disposal of investments.

Turnover

	3Q05	3Q04	Growth		9M05	9M04	Growth	
	$'m	$'m	$'m	%	$'m	$'m	$'m	%
Utilities	858	736	122	17	2,353	2,203	150	7
Marine Engineering (Marine)	448	384	64	17	1,356	955	401	42
Logistics	129	126	4	3	398	349	49	14
Environment Engineering (Enviro)	54	49	5	11	158	149	9	6
Engineering & Construction (E&C)	197	197	0	0	886	628	258	41
Others	90	27	63	232	162	110	52	48
Corporate	1	2	(1)	(50)	4	6	(2)	(33)
	1,777	1,520	257	17	5,317	4,400	917	21

Utilities and Marine together contributed 70% of the Group's 9M05 turnover of $5.3 billion.

Utilities turnover increased by 17% and 7% respectively in 3Q05 and 9M05. Its energy business in Singapore and integrated utilities business in UK continued to do well as power prices continue to remain high. However, turnover in its offshore engineering unit declined with the completion of some of its projects.

Marine achieved growth of 17% and 42% in 3Q05 and 9M05 respectively. The rig building sector registered the strongest growth followed by shipbuilding and conversion sectors.

Logistics' growth of 14% in 9M05 was mainly attributed to its supply chain management business in North Asia, South East Asia and South Asia.

9M05 turnover for E&C's was higher as compared to corresponding period last year due to the recognition of a specific project in 1Q05. The increase in turnover for Others segment was attributed to the completion of the en-bloc sales of 23 units of Cairnhill properties.

9. **REVIEW OF GROUP PERFORMANCE** (Cont'd)

Profit attributable to shareholders of the Company ("PATMI")

	3Q05	3Q04	Growth		9M05	9M04	Growth	
	$'m	$'m (Restated)	$'m	%	$'m	$'m (Restated)	$'m	%
Utilities	33.9	26.2	7.7	29	104.7	76.6	28.1	37
Marine Engineering (Marine)	20.2	12.8	7.4	58	56.2	43.3	12.9	30
Logistics (Excl KNI)	8.0	6.5	1.5	23	26.2	22.6	3.6	16
Environment Engineering (Enviro)	(0.8)	3.0	(3.8)	NM	6.4	10.8	(4.4)	(41)
Engineering & Construction (E&C)	0.4	(1.9)	2.3	NM	1.0	(0.3)	1.3	NM
Others	4.1	4.4	(0.3)	(7)	13.0	12.1	0.9	7
Corporate	0.7	(9.6)	10.3	NM	(9.3)	(33.1)	23.8	72
PATMI (before EI & KNI)	**66.5**	**41.4**	**25.1**	**61**	**198.2**	**132.0**	**66.2**	**50**
Exceptional items (EI)	(0.4)	-	(0.4)	NM	14.6	-	14.6	NM
PATMI (after EI & before KNI)	**66.1**	**41.4**	**24.7**	**60**	**212.8**	**132.0**	**80.8**	**61**
KNI	-	10.4	(10.4)	NM	-	24.9	(24.9)	NM
PATMI	66.1	51.8	14.3	28	212.8	156.9	55.9	36

Note: EI = Exceptional items

Group's PATMI (before EI & KNI) in 3Q05 and 9M05 rose by 61% and 50% respectively over the same periods last year. The strong growth was mainly contributed by Utilities and Marine business units.

Utilities' PATMI in 3Q05 and 9M05 was up 29% and 37% respectively. Strong growth continued to come from its integrated utilities business in Singapore and UK, as well as its joint venture in Vietnam. However, its offshore engineering division recorded higher losses in 3Q05 due to downward revision of the probable variation orders recoverable for a project.

Growth in the Group's share of PATMI from its Marine business unit was due to better overall operating profits as well as contribution from an associated company acquired during the year. Marine's 9M04 results had the benefit of a write back of deferred tax due to the change in the Singapore corporate tax rate.

Higher earnings in Logistics came from Supply Chain Management operations in North Asia and South East Asia.

The weaker performance by Enviro was attributed to the impact of higher fuel costs, start-up costs for new overseas operations and one-time write off of an amount due from a customer on settlement. The business environment in which E&C operates continues to be difficult and competitive.

The improvement in Corporate costs was attributed to lower professional fees incurred in respect of Solitaire and the recognition of Group Tax Relief credits.

The Group also recorded EI gain of $14.6 million for 9M05. EI comprised of gains on disposal of associates, offset by an unrealised foreign exchange loss relating to an amount accumulated in connection with the Solitaire arbitration.

10. **VARIANCE FROM PROSPECT STATEMENT**

There has been no significant variance in the operating performance of the Group as compared to previous statements.

11(A) SUBSEQUENT EVENTS

On November 4, 2005, the Company announced that Ernst & Young, the appointed Receiver for its associate company Bintan Lagoon Resort Limited ("BLR"), has disposed of BLR's entire shareholding in PT Bintan Lagoon Resort ("PT BLR"). Based on the Company's share of the proceeds, the disposal will result in a write back of approximately $18 million of prior years' provision for loans extended to PT BLR.

11(B) PROSPECTS

Utilities
For full year 2005, growth in Utilities earnings will be underpinned by strong contributions from overseas operations in Vietnam and UK. Stable performance is expected from its Singapore operations. China operations are on schedule to meet commercial operations targets and will start to contribute to Utilities earnings in 2006.

Marine
Total outstanding order book, excluding ship repair stands at $5.7 billion. Based on the scheduled completion of the projects, Marine expects current year's overall performance to be stronger than last year.

The market outlook for ship repair sector is expected to be strong amid competitive environment. For the ship conversion and offshore sector, market fundamentals will continue to be strongly driven mainly by high oil prices and increased exploration and production activities. Rig building demand is also expected to be strong attributed mainly to worldwide high utilisation and unprecedented high charter rates.

Overall, the market outlook for all sectors in the marine and offshore industry is expected to be strong.

Logistics
Supply Chain Management will remain the key contributor to Logistics' turnover and earnings. Logistics expects to perform well for FY 2005 on a comparable basis.

Enviro
For full year 2005, Enviro's performance is expected to be lower than last year due to impact from higher fuel costs, start-up costs in new overseas operations and one-time write off in 3Q05.

E&C
Notwithstanding a better outlook for construction of petrochemical projects, E&C expects keen competition to continue. The outstanding contracts value as at September 30, 2005 stands at $2.0 billion.

SCI Group
The Group's overall operating performance for 2005 is expected to be better than that of 2004 on a comparable basis, which excludes the profit contribution from KNI in 2004.

12. DIVIDEND

No interim dividend for the period ended September 30, 2005 is recommended.

13. SEGMENTAL REPORTING

9 Months ended September 30, 2005

(i) Business segments	Utilities	Marine	Logistics	Enviro	E&C	Others	Corporate	Elimina-tion	Total
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Turnover									
External sales	2,353.0	1,355.9	397.7	157.6	886.0	162.5	4.2	-	5,316.9
Inter-segment sales	14.4	13.4	0.3	1.5	0.0	1.4	12.9	(43.9)	-
Total	2,367.4	1,369.3	398.0	159.1	886.0	163.9	17.1	(43.9)	5,316.9
Results									
Segment results	180.3	91.1	49.3	0.1	0.0	13.5	(3.7)	-	330.6
Interest income	4.5	11.3	6.4	(0.0)	0.8	3.4	15.2	(18.5)	23.1
Interest expense	(37.6)	(3.5)	(2.1)	(0.8)	(0.5)	(0.5)	(21.7)	18.5	(48.2)
	147.2	**98.9**	**53.6**	**(0.7)**	**0.3**	**16.4**	**(10.2)**	-	**305.5**
Share of results of associates	0.6	14.1	11.3	7.4	1.0	3.3	-	-	37.7
Share of results of joint ventures	13.8	0.3	5.6	-	-	3.3	-	-	23.0
	161.6	**113.3**	**70.5**	**6.7**	**1.3**	**23.0**	**(10.2)**	-	**366.2**
Taxation	(37.5)	(21.1)	(13.4)	(0.1)	(0.3)	(1.3)	1.9	-	(71.7)
Minority interest	(10.5)	(36.0)	(26.3)	(0.2)	0.0	(8.7)	-	-	(81.7)
Net profit for the period	113.6	56.2	30.9	6.4	1.0	13.0	(8.3)	-	212.8
Comprising:									
Net profit before exceptional items	104.7	56.2	26.2	6.4	1.0	13.0	(9.3)	-	198.2
Exceptional items	8.9	-	4.7	-	-	-	1.0	-	14.6
	113.6	56.2	30.9	6.4	1.0	13.0	(8.3)		212.8
Assets									
Segment assets	2,394.9	1,595.1	337.6	136.7	487.0	560.6	195.1	(450.2)	5,256.8
Investment in associates	-	114.2	73.9	66.7	4.0	50.9	-	-	309.7
Investment in joint venture	140.9	9.8	67.3	-	-	187.0	-	-	404.9
Interest bearing assets	248.4	593.2	266.0	16.1	73.9	256.3	881.5	(696.8)	1,638.6
Unallocated assets									137.7
Total assets									7,747.7
Liabilities									
Segment liabilities	948.9	947.4	135.5	29.5	497.5	84.2	1,109.5	(450.2)	3,302.3
Interest bearing liabilities	918.9	160.1	72.7	28.2	13.8	85.8	791.9	(696.8)	1,374.6
Unallocated liabilities									286.3
Total liabilities									4,963.2
Capital expenditure	81.9	98.6	13.7	4.9	7.3	21.8	0.7	-	229.0
Significant non-cash items									
Depreciation and amortisation	66.5	27.1	10.0	6.5	6.9	11.6	6.5	-	135.0
Other non-cash items (including provisions, loss on disposal and exchange differences)	12.0	2.9	3.0	4.4	9.5	2.3	3.4	-	37.5

(ii) Geographical segments

	Revenue	Segment Assets	Capital Expenditure
	$'m	$'m	$'m
Singapore	2,502.8	3,842.0	135.9
Rest of Asia	1,104.0	793.0	32.9
Europe	1,368.6	568.0	53.9
Others	341.5	53.8	6.3
Total	5,316.9	5,256.8	229.0

13. SEGMENTAL REPORTING (Cont'd)

9 Months ended September 30, 2004

(i) Business segments	Utilities $'m	Marine $'m	Logistics $'m	Enviro $'m	E&C $'m	Others $'m	Corporate $'m	Elimination $'m	Total $'m
Turnover									
External sales	2,202.8	954.9	349.3	148.5	627.9	110.5	6.0	-	4,399.9
Inter-segment sales	14.4	11.0	0.1	1.6	1.3	0.6	12.4	(41.4)	-
Total	2,217.2	965.9	349.4	150.1	629.2	111.1	18.4	(41.4)	4,399.9
Results									
Segment results	139.6	71.1	42.5	4.9	(0.6)	3.0	(25.3)	-	235.2
Interest income	2.4	9.5	2.2	0.1	0.3	1.4	10.8	(9.7)	17.0
Interest expense	(36.3)	(1.5)	(4.5)	(0.1)	(0.4)	4.3	(26.0)	9.7	(54.8)
	105.7	79.1	40.2	4.9	(0.7)	8.7	(40.5)	-	197.4
Share of results of associates	6.4	3.1	49.3	6.6	(0.1)	5.4	-	-	70.7
Share of results of joint ventures	6.7	0.4	3.7	-	-	5.3	-	-	16.1
	118.8	82.6	93.2	11.5	(0.8)	19.4	(40.5)	-	284.2
Taxation	(32.2)	(11.7)	(11.2)	(0.3)	1.0	(0.8)	7.4	-	(47.8)
Minority interests	(10.0)	(27.6)	(34.5)	(0.4)	(0.5)	(6.5)	(0.0)	-	(79.5)
Net profit for the period	76.6	43.3	47.5	10.8	(0.3)	12.1	(33.1)	-	156.9
Comprising:									
Net profit before exceptional items	76.6	43.3	47.5	10.8	(0.3)	12.1	(33.1)	-	156.9
Exceptional items	-	-	-	-	-	-	-	-	-
	76.6	43.3	47.5	10.8	(0.3)	12.1	(33.1)	-	156.9
Assets									
Segment assets	2,312.1	1,364.1	369.0	143.5	524.1	744.8	510.3	(540.2)	5,427.7
Investment in associates	34.7	51.4	396.4	71.5	5.8	44.6	3.7	-	608.1
Investment in joint ventures	112.6	4.0	19.7	-	-	91.3	109.3	-	336.9
Interest bearing assets	225.6	348.5	127.9	2.5	50.4	144.5	815.0	(903.5)	810.9
Unallocated assets									122.6
Total assets									7,306.2
Liabilities									
Segment liabilities	872.6	515.3	141.3	34.4	486.8	437.8	439.0	(540.2)	2,387.0
Interest bearing liabilities	1,100.9	183.6	286.5	6.4	60.6	277.5	1,117.5	(903.5)	2,129.5
Unallocated liabilities									237.2
Total liabilities									4,753.7
Capital expenditure	63.8	44.3	20.1	9.1	2.5	8.7	1.5	-	150.0
Significant non-cash items									
Depreciation and amortisation	62.0	28.5	10.6	6.1	8.6	12.4	6.9	-	135.1
Other non-cash items (including provisions, loss on disposal and exchange differences)	10.8	9.6	1.5	0.2	11.5	0.6	5.3	-	39.5

(ii) Geographical segments	Revenue $'m	Segment Assets $'m	Capital Expenditure $'m
Singapore	2,320.5	4,133.5	80.0
Rest of Asia	725.9	693.6	29.0
Europe	995.8	549.7	40.5
Others	357.7	50.9	0.5
Total	4,399.9	5,427.7	150.0

Restated for the change in accounting policies in 2005. Certain comparative figures have also been adjusted to conform to the current period's presentation.

Notes To Segmental Analysis

13a. Business Segments

The Group comprises the following main business segments:

Utilities segments offer a range of fully integrated industrial site services, including power, gas, centralised utilities to clusters of chemical multinational corporations in Singapore and United Kingdom. It also invests in, manages and operates cogeneration, power and water treatment plants in Singapore and in the region. It is also involved in engineering, construction and fabrication of offshore platforms, modules and floating production systems for oil and gas companies.

Marine Engineering segment focuses on repair, building and conversion of ships, rig construction and offshore engineering.

Logistics segment provides one-stop logistics management services, parts and components management, automated warehouse operations, preservation and packaging technologies and hazardous goods management.

Environmental Engineering segment provides integrated waste management services in the Asia Pacific region.

Engineering and Construction segment is engaged in turnkey construction, design consultancy, infrastructure development and project management.

Others segment comprises businesses relating to internet services provider, minting, hotels, properties, resorts and industrial parks.

13b. Geographical Segments

The Group operates in three principal geographical areas, Singapore, Europe and Rest of Asia. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

13c. Review of segment performance

Please refer to Paragraph 9 for analysis by business segments.

14. INTERESTED PERSON TRANSACTIONS

	Aggregate value of all interested person transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000)	
	3Q05	**9M05**
	$'000	**$'000**
Sale of Goods and Services		
Temasek Holdings (Private) Limited and its Associates		
- Tuas Power Ltd/PowerSeraya Limited[1]	131,273	334,889
- Temasek Capital (Private) Limited and its Associates	1,400	3,880
- PSA International Pte Ltd and its Associates	642	1,893
- Wildlife Reserves Singapore Pte Ltd and its Associates	375	1,120
- Singapore Power Ltd and its Associates	194	495
- Singapore Technologies Telemedia Pte Ltd and its Associates	141	419
- Singapore Technologies Pte Ltd and its Associates	0	179
- National University Hospital (S) Pte Ltd and its Associates	140	140
	134,165	343,015
Singapore Technologies Engineering Ltd and its Associates	18,460	19,385
Singapore Petroleum Co Ltd and its Associates	222	4,322
Starhub Ltd and its Associates	687	1,881
Singapore Post Limited and its Associates	1,231	1,231
SNP Corporation Ltd and its Associates	169	482
Singapore Airlines Limited and its Associates	-	161
	154,934	370,477
Purchases of Goods and Services		
Temasek Holdings (Private) Limited and its Associates		
-Temasek Capital (Private) Limited and its Associates[2]	122,357	327,904
- Singapore Power Ltd and its Associates	901	2,649
	123,258	330,553
Singapore Technologies Engineering Ltd and its Associates	-	748
	123,258	331,301
Treasury		
Subscription of Debt Securities		
Singapore Technologies Pte Ltd and its Associates	15,372	15,372
Total Interested Person Transactions	**293,564**	**717,150**

Note

[1] This relates mainly to the sale of gas by SembCorp Gas Pte Ltd to Tuas Power and PowerSeraya for the generation of electricity.

[2] This relates mainly to the purchase of gas from SembCorp Gas Pte Ltd by SembCorp Cogen Pte Ltd for the generation of electricity.

There are no transactions which are not conducted under the shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual during the period 1 Jan 2005 to 30 Sept 2005.

BY ORDER OF THE BOARD

Linda Hoon Siew Kin (Ms)
Group Company Secretary
November 7, 2005